Banco Santander México, S.A. SC14D9

Exhibit (a)(5)(A)

RESOLUTION OF THE BOARD OF DIRECTORS DURING THE MEETING HELD ON AUGUST 19, 2019.

“The Board of Directors, after considering the proposal of the Corporate Practices, Nominations and Compensations Committee, the legal opinions delivered by Ritch, Mueller, Heather y Nicolau, S.C. and Cleary Gottlieb Steen & Hamilton LLP, our independent legal advisors, as well as the financial opinion in connection with the exchange offer delivered by Morgan Stanley & Co. LLC, considers that the exchange ratio proposed by Banco Santander, S.A. in the tender offer for Banco Santander México´s shares is fair, and recommends that the shareholders of Banco Santander México, S.A. participate in the offer to tender their shares”.